UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 5, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

1.   On October 25, 2012, BioCancell Ltd. (the “Company”) announced, in connection with the examining of the feasibility of a merger between the Company and Proteologics Ltd., that it estimates that the merger, if consummated, would take place in a way of a stock swap based on the market value of both companies on the Tel Aviv Stock Exchange Ltd. (“TASE”) with such adjustments, as and if required, pursuant to any negotiations between the parties. As of October 25, 2012, there were no discussions between the companies concerning their market value in the connection with the potential transaction. In light of the abovementioned, there is no guarantee that such feasibility examination will mature to negotiations which will lead to a transaction, whether on the basis described above, or otherwise.

2.   On October 31, 2012, the Company filed with the Israel Securities Authority and TASE a prospectus (the “Prospectus”) pursuant to which the Company intends to raise capital through the issuance of Company’s ordinary shares, par value NIS 0.01 (the “Shares”) to the public in Israel.

Pursuant to the Prospectus, the Company is offering up to 533,333 units, each unit consists of 100 Shares of the Company (the “Units”). The Units are expected to be offered at a minimum price per unit of NIS 45 (approximately US$11.62), reflecting a minimum price per share of NIS 0.45. The final offering price per Share (the “Offering Price”) will be determined by way of an auction. Clal Biotechnology Industries Ltd. (“CBI”) has notified the Company of its intention to invest NIS 15.5 million (approximately $4 million) in the offering.

Should the Offering Price will be less than NIS 0.87, adjustment mechanisms will be applied pursuant to investment agreements agreed upon between the Company and certain shareholders, one of which is the Company's controlling shareholder, CBI. Such adjustments include anti-dilution rights and the right to adjust certain terms under such investment agreements. Pursuant to such adjustments, the Company will be required to issue these shareholders Shares for the minimum consideration allowed by the TASE rules, and the exercise price of certain warrants issued in the private placement of 2008 will be reduced.

Should the Offering Price be NIS 0.35 per share (the minimum price per share pursuant to the Prospectus as was approved by the shareholders of the Company on October 21, 2012), these shareholders will be entitled to a total number of 30,658,0971 Shares of the Company which constitute 55.83% of the Company's issued and outstanding shares prior to the Share issuance under the Prospectus, and the exercise price of 6,280,7832 warrants, issued in a private placement in 2008 will be reduced to NIS 0.35.

The Offering proceeds shall be used for the repayment of the bridge loan received from CBI in the amount of NIS 5 million, and for research and development expenditures and general expenditures of the Company as shall be resolved by the Company's board of directors from time to time. The offering proceeds will not be used for the financing of the merger transaction with Proteologics Ltd., in the event that such merger transaction will be consummated in the future.

The Shares will be offered by the Company under Regulation S (Category 1). The Shares will not be registered under the U.S. Securities Act of 1933, as amended, and cannot be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities.

1 For the sake of caution, this number includes a total amount of 10,252,468 Shares which Tikcro Technologies Ltd. (“Tikcro”) and CBI claim they should be issued on account of adjustment mechanisms. These claims are being reviewed by the Company, which is considering engaging an arbitrator to resolve these issues.
2 For the sake of caution, this number includes a total amount of 4,301,906 warrants to purchase Shares, regarding which Tikcro claims it is entitled to a reduction of the exercise price. This claim is being reviewed by the Company, which is considering engaging an arbitrator to resolve the issue.

3. On October 30, 2012, the Company published amendments to its work plan, according to which:

-
The last patient in the Company’s Phase IIb bladder cancer clinical trial has been recruited, and the Company estimates that complete results of this trial will be published in the second quarter of 2013. In the light of the encouraging interim results already received for this trial, the Company intends to continue development of the bladder cancer indication, by: (i) continuing development of production procedures for BC-819 in preparation for a Phase III clinical trial for this indication and for bringing the drug-candidate to market (if and when these stages are reached); (ii) acting to recruit an international partner in order to continue developing BC-819 for this indication with a Phase III clinical trial; and (iii) conducting a small-scale safety trial, including approximately 12 patients, examining the possibility of expanding the use of BC-819 to high-risk patients (where previous clinical trials have only included low- and medium-risk patients), to take place concurrently with the Phase IIb clinical trial.

-
The last patient in the Company’s Phase IIb pancreatic cancer clinical trial has been recruited, and the Company estimates that complete results for the 12 patients recruited will be published in the first quarter of 2013. Interim results show that four out of the six patients who have completed the primary treatment stage, demonstrated tumor shrinkage or stable disease, with the other two showing disease progression. The Company expects to publish its decisions regarding the continued development of BC-819 as a treatment for pancreatic cancer following analysis of the complete results of the trial.

-
The Company’s Phase I/IIa ovarian cancer clinical trial concluded successfully, and a full report has been made to the relevant regulatory authorities. The Company will decide regarding continued development of BC-819 as a treatment for ovarian cancer at a later date.

-
In addition to developing drug-candidate BC-819 for cancer treatment via local administration, the Company is continuing to develop drug-candidate BC-821. Unlike BC-819, which synthesizes Diphtheria toxin only in cells in which the cancer-related gene H-19 is expressed, BC-821 synthesizes the toxin in cells in which either or both of two cancer-related genes (H19 and IGF2) are expressed. In trials performed on mice, this combination showed greater efficacy than BC-819 in killing cancer cells, while demonstrating a safety profile similar to that of BC-819. In addition to the greater efficacy and similar safety profile, BC-821 has two advantages: (i) the Company intends to develop BC-821 for intravenous administration, which could make this drug-candidate suitable for a wider range of cancer indications; and (ii) the intellectual property protecting this drug-candidate is broader and will be enforceable for a significantly longer period from this date, than that of BC-819.

The Company has therefore decided to develop BC-821, and in the coming year, intends to develop production processes for BC-821 in order to perform pre-clinical trials, and carry out the studies required in order to commence clinical trials of BC-821 from the beginning of 2014.

This filing contains "forward-looking" statements that involve risk and uncertainties in connection with future clinical development and future issuance of the Company’s Shares and its scope. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual events or results to differ materially from those described in the forward-looking statements. The Company does not undertake any obligation to update forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2012	BIOCANCELL LTD. (Registrant) By: /s/ Avraham Hampel —————————————— Avraham Hampel Company Secretary